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                                                                    EXHIBIT 12

                              AMOCO COMPANY
                         ______________________

               STATEMENT SETTING FORTH COMPUTATION OF RATIO OF
                          EARNINGS TO FIXED CHARGES
                     (millions of dollars, except ratios)


                             Nine
                            Months
                            Ended            Year Ended December 31,

                           Sept. 30,
                             1997      1996     1995    1994    1993    1992
Determination of Income:
Consolidated earnings
 before income taxes
 and minority interest...    $2,328  $3,351   $2,425  $2,688  $2,427  $1,823
Fixed charges expensed by
 consolidated companies..       201     251      233     140     193     238
Adjustments for certain
 companies accounted for
  by the equity method...        39      76       10       7       9      18
Adjusted earnings plus
 fixed charges...........    $2,568  $3,678   $2,668  $2,835  $2,629  $2,079

Determination of Fixed Charges:
Consolidated interest on
 indebtedness (including
 interest capitalized)...    $  147  $  164   $  152  $  127  $  162  $  219
Consolidated rental
 expense representative
 of an interest factor...        65      88       71       7      31      20
Adjustments for certain
 companies accounted for
 by the equity method....         6       8        6       5       6      12
Total fixed charges......    $  218  $  260   $  229  $  139  $  199  $  251

Ratio of earnings to
 fixed charges...........      11.8*   14.2*    11.6*   20.4    13.2     8.3



*Based  on  debt obligations excluding debt with affiliates.   Including
debt with affiliates, the ratio would have been 4.9 as of September 30, 1997, 5.5 as of December 31, 1996, and 4.4 as of December 31, 1995.